SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K



 X               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
----                      SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002

                                        or

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
----            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____


                               ------------------


          ENGELHARD CORPORATION SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
                             AT ATTAPULGUS, GEORGIA
          ------------------------------------------------------------
                            (Full title of the plan)


                             ENGELHARD CORPORATION
                             ---------------------
               (Exact name of issuer as specified in its charter)

  101 WOOD AVENUE, ISELIN, NEW JERSEY                             08830
-----------------------------------------                       ----------
(Address of principal executive offices)                        (Zip Code)



           DELAWARE                                          22-1586002
--------------------------------                        ---------------------
(State or other jurisdiction of                            (IRS Employer
incorporation or organization)                          Identification Number)

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                             at Attapulgus, Georgia


                               Table of Contents





                                                                   Page
                   Description                                     ----
                   -----------

Report of Independent Auditors                                      3

Statements of Net Assets Available for Benefits                     4
 at December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits           5
for the years ended December 31, 2002 and 2001

Notes to Financial Statements                                       6-10

Supplemental Schedules
 Schedule of Assets (Held at end of year)                          11

 Schedule of Reportable Transactions for the Year
 Ended December 31, 2002                                           12

Consent of Independent Auditors                                    13

Signature                                                          14

Exhibit 99 - Certification Accompanying Periodic Report Pursuant
 to Section 906 of the Sarbanes-Oxley Act of 2002                  15

                        Report of Independent Accountants
                        ---------------------------------


To the Pension and Employee Benefit Committee of Engelhard Corporation:

     We have audited the accompanying statements of net assets available for benefits of the of Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan at December 31, 2002 and 2001, and the changes in it's net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements, and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


ERNST & YOUNG LLP
MetroPark, New Jersey
June 23, 2003

              Engelhard Corporation Savings Plan for Hourly Paid Employees
                               at Attapulgus, Georgia
                    Statements of Net Assets Available for Benefits
                           At December 31, 2002 and 2001



                                           2002                 2001
                                           ----                 ----
Assets
------
  Investments at fair value            $  2,521,230         $  2,584,231

  Receivables:
     Participant Contributions               24,287               23,343
     Employer Contributions                   8,476                8,373
                                       ------------         ------------
     Total Receivables                 $     32,763         $     31,716

                                        -----------          -----------

Net Assets Available for Benefits      $  2,553,993         $  2,615,947
                                       ============         ============



























                 See Accompanying Notes to Financial Statements

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                             at Attapulgus, Georgia
            Statement of Changes in Net Assets Available for Benefits
                 For The Years Ended December 31, 2002 and 2001




                                                       2002            2001
                                                       ----            ----
Additions:
 Net Investment Income:
     Dividends                                    $     30,486    $     28,884
     Interest                                           33,587          29,076
                                                  ------------    ------------
 Total Investment Income                                64,073          57,960

 Contributions:
     Participant                                       313,239         299,706
     Employer                                          110,800         107,019
                                                  ------------    ------------
 Total Contributions                                   424,039         406,725


 Net Realized/Unrealized (Depreciation)
 Appreciation in Fair Value of Investments            (445,917)        367,840
                                                  ------------    ------------
 Total Additions                                        42,195         832,525

Deductions:
 Distributions                                          44,996          98,251
 Asset Transfers Out                                    57,956               -
 Other Deductions                                        1,197           1,160
                                                  ------------    ------------
 Total Deductions                                      104,149          99,411

 Net (Decrease) Increase                               (61,954)        733,114

 Net Assets Available for Benefits at                2,615,947       1,882,833
  Beginning of Year
                                                  ------------    ------------

 Net Assets Available for Benefits at             $  2,553,993    $  2,615,947
  End of Year
                                                  ============    ============




                 See Accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

     The Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia (the "Plan"), effective as of May 1, 1998, is designed to provide eligible employees of Engelhard Corporation (the "Company") an opportunity to save part of their earnings by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred basis.

     The following plan description provides only general information. Participants of the Plan should refer to the Plan Document for a more complete description of plan provisions.

Eligibility
------------
     Subject to certain limitations and restrictions, all employees of Engelhard Corporation represented by Local 170 of the United Steel Workers of America are eligible to participate in the Plan.

 Contributions
--------------
     The Plan permits eligible employees participating in the Plan the opportunity to defer on a pre-tax basis up to 50 percent of their compensation, as defined, subject to certain restrictions and limitations, and have the amount contributed to the plan. Employees may also contribute 10 percent of their compensation to the plan on a post tax basis. The Plan allows for catch-up contributions for employees age 50 and over as allowed under the Internal Revenue Code.

Matching Contributions
-----------------------
     The Company will contribute, on a monthly basis and subject to certain limitations and exclusions, either cash or common stock of the Company in an amount equal to 50 percent of the first 6 percent contributed by the Participants. Participants must have completed one year of service to be eligible for a matching contribution.

Investments
------------
     All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains the following fifteen separate investment funds within the Plan:

           a)  The Company Stock Fund

           b)  The Fixed Income Fund (Vanguard Retirement Savings Trust).

           c)  The Windsor II Growth Fund (Vanguard Windsor II Fund).

           d)  The Windsor Growth Fund (Vanguard Windsor Fund).

           e)  The Balanced Fund (Vanguard Asset Allocation Fund).

           f)  The Equity Index Fund (Vanguard Growth and Income Fund).

           g)  The Small Cap Fund (Vanguard Small-Cap Index Fund).

           h)  The Life Strategy Growth Fund (Vanguard Life Strategy Growth
               Fund).

           i) The Life Strategy Conservative Growth Fund (Vanguard Life Strategy Conservative Growth Fund).

           j)  The Vanguard U.S. Growth Fund.

           k) The Life Strategy Moderate Growth Fund (Vanguard Life Strategy Moderate Growth Fund).

           l)  The Prime Cap Funds (Vanguard PRIMECAP Fund).

           m)  The International Growth Fund (Vanguard International Growth
               Fund).

           n)  The Life Strategy Income Fund (Vanguard Life Strategy Income
               Fund).

           o)  The Short-Term Bond Fund (Vanguard Short-Term Corporate Fund).

     Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund. Participants are initially restricted from moving matching contributions out of the Company Stock Fund until the funds become unrestricted. Current year matching contributions become unrestricted at the rate of 25 percent per year.

     Included in the Statement of Net Assets Available for Benefits are non-participant directed funds that are included in the Company Stock Fund. These amounts represent the restricted portion of the employee matching contribution. The following describes the change in the balance during the year ended December 31, 2002 and 2001.
                                                     2002            2001
                                                     ----            ----
        Balance at beginning of year               $240,857       $123,767
        Dividends                                     3,225          2,599
        Net unrealized (depreciation)/appreciation  (52,987)        45,901
        Contributions                               110,700        106,217
        Transfer to unrestricted                    (64,998)       (31,141)
        Distributions                                (5,452)       (10,008)
        Other                                         2,802          3,522
                                                   --------        -------
        Balance at end of year                     $234,147       $240,857
                                                   ========       ========


Participant Accounts
---------------------
     Each participant's account is credited with the participant's contributions and allocations of (a) the Company Contributions and (b) plan earnings including realized gains/losses, unrealized appreciation/depreciation, and an allocation of fund expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
--------
     Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Termination
------------
     Although it expects and intends to continue the Plan indefinitely, the Company has reserved the right of the Board to terminate or amend the Plan.

Loan Provision
---------------
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50% of their fund balance or $50,000, whichever is less. The loans are secured by the balance in the Participant's accounts and bear interest at a reasonable rate as determined by the Company in accordance with applicable laws and regulations. Principal and interest is paid ratably through monthly payroll deductions. Loans are generally five years in duration unless the loan is for the purchase of a primary residence in which case the term can be up to ten years.

Distributions and Withdrawals
------------------------------
     Upon termination of employment, as provided in the Plan Document, employees generally have the option of taking a distribution, rolling the balance over into another qualified plan, or leaving the money in the plan until retirement. After-tax contributions may be withdrawn at any time, however the earnings on the contribution will be subject to current income taxes as well as a penalty for early withdrawal unless the participant has reached the age of 59 1/2. All distributions are made in the form of cash except the balance in the Engelhard Company Stock Fund may be made in the form of shares at the Participant's discretion.

     The Plan under certain circumstances permits hardship withdrawals. The hardship withdrawals are only made in accordance with IRS guidelines and must be approved in advance by the Employee Benefit Plans Administrative Committee.

Other
-----
     Certain reclassifications have been made to prior years figures to conform to current years presentation.


Note 2 -      Accounting Policies

     The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to Participants and sales of investments are based on average cost.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.


     The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value in the near term would materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement Changes in Net Assets Available for Benefits.

Note 3 -      Income Tax Status

     The Plan filed for a determination letter from the Internal
Revenue Service in June 2002, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the "Code"). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

Note 4 -      Administrative Expenses

     Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the fund (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. Loan administration expenses are included in other expenses in the statement of changes in net assets available for benefits. Commissions on the purchase of Engelhard Corporation stock incurred when such purchases are made in the stock market are netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. The Company pays all other plan administrative expenses.

 Note 5 -     Concentrations of Credit Risk

     Investments in securities are generally exposed to various risks, such as interest rate, credit, and overall market volatility risks.

     Financial instruments which potentially subject the plan to concentration of credit risk consist principally of investments in the Engelhard Corporation Stock Fund. The plan limits the concentration of credit risk by allowing participants, subject to the lapsing of restrictions, the opportunity to invest in an array of mutual funds offered by the Vanguard Group.

Note 6 -      Investments

     Investments in the common stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in the Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.


Investments that represent more than 5% or more of fair value of the Plan's net assets are as follows:

Investments                                        2002                2001
------------                                    ------------        ------------
Engelhard Corporation Company Stock Fund       $  1,391,193*       $  1,664,726*
Fixed Income Fund (Retirement Savings Trust)        335,577             207,509
Equity Index Fund (Growth and Income Portfolio)     170,353             176,478

*Includes assets that are non-participant directed (see Note 1).

     Net realized/unrealized appreciation (depreciation) in fair value of investments consists of the following at December 31, 2002 and 2001:


                                    2002                   2001
                                    ----                   ----

Common Stock                     $(314,399)              $412,181
Mutual Funds                      (131,518)               (44,341)
                                ------------           ------------
Total                            $(445,917)              $367,840
                                ============           ============


Note 7 -      Related Party Transactions

     For the 2002 plan year, the Company transferred 4,171 treasury stock shares (representing a contribution dollar amount of $110,800) to Vanguard to fund the employer match. The number of shares transferred each month represented the employer matching contribution divided by the closing market price on the day the contribution was remitted.

     During the year in the ordinary course of doing business, various Vanguard funds may take a position in Engelhard Corporation common stock. On February 12, 2002, the Vanguard Windsor Fund filed Form 13G with the Securities and Exchange Commission indicating they held 10,454,200 shares or 8.06% of Company Stock. On February 13, 2003 and amended Form 13G was filed indicating they held 9,566,700 or 7.49% of Company Stock.

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                             at Attapulgus, Georgia
                    Schedule of Assets (Held at end of year)
                           as of December 31, 2002

                         (C)Description of
     (B)Identity of      Investment Including
     Issue, Borrower,    Maturity Date, Rate of
     Lessor, or          Interest, Collateral, Par                (E)Current
(A)  Similar Party       or Maturity Value           (D)Cost         Value
- ---  --------------   --------------------------- ------------    ------------
 *   Vanguard Fiduciary Engelhard Corporation
     Trust Company      Company Stock Fund         $1,355,289      $1,391,193

 *   Vanguard Fiduciary Fixed Income Fund             335,577         335,577
     Trust Company      (Retirement Savings Trust)

 *   Vanguard Fiduciary Windsor II Fund                27,458          22,725
     Trust Company
 *   Vanguard Fiduciary Growth Fund                    70,192          56,396
     Trust Company      (Windsor Fund)

 *   Vanguard Fiduciary Balanced Fund                 135,922         110,132
     Trust Company      (Asset Allocation Fund)

 *   Vanguard Fiduciary Equity Index Fund             237,584         170,353
     Trust Company      (Growth and Income Portfolio)

 *   Vanguard Fiduciary Prime Cap Fund                 63,213          47,238
     Trust Company
 *   Vanguard Fiduciary Life Strategy Growth Portfolio 26,405          20,561
     Trust Company
 *   Vanguard Fiduciary Life Strategy Conservative     17,199          16,082
     Trust Company      Growth Portfolio

 *   Vanguard Fiduciary Life Strategy Income Fund         710             697
     Trust Company
 *   Vanguard Fiduciary U.S. Growth Portfolio          53,352          27,880
     Trust Company
 *   Vanguard Fiduciary Life Strategy Moderate         25,071          21,622
     Trust Company      Growth Fund

 *   Vanguard Fiduciary International Growth            9,657           7,050
     Trust Company      Fund

 *   Vanguard Fiduciary Short-Term Corporate Fund      21,783          21,790
     Trust Company
 *   Vanguard Fiduciary Small Cap Index Fund           13,113          11,044
     Trust Company
*Promissory notes from participants having                  -         260,890
  interest rates from 5.75% to 10.50%
  with maturity dates ranging from 1 month
  to 10 years
                                                   ----------      ----------
    Total                                          $2,392,525      $2,521,230
                                                   ==========      ==========
*Represents party-in-interest.




                    Savings Plan for the Hourly Paid Employees at
                                 Attapulgus, Georgia
                         Schedule of Reportable Transactions*
                             Year Ended December 31, 2002




Identity of Party    Description of Assets (include    Purchase   Selling   Historical Cost   Current Value
    Involved         interest rate and maturity in       Price     Price       of Asset          of Asset         Historical
                     the case of a loan)                                                      on Transaction      Gain(Loss)
                                                                                                   Date
------------------   ------------------------------    --------   -------   ---------------   -----------------   ----------
Vanguard             Vanguard Retir. Savings Trust     254,524                                   254,524
Vanguard             Vanguard Retir. Savings Trust                126,457      126,457           126,457
Engelhard            Engelhard Corp. Stock Fund        345,166                                   345,166
Engelhard            Engelhard Corp. Stock Fund                   304,300      228,353           304,300              75,947




     *Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for
Reporting and and Disclosure under ERISA.



                         CONSENT OF INDEPENDENT AUDITORS
                         -------------------------------


     We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos.: 2-72830, 2-81559, 2-84477, 2-89747, 33-28540, 33-37724,
33-40365, 33-40338, 33-43934, 33-65990, 333-02643, 333-71439, 333-39570,
333-71856, 333-88424) pertaining to the Savings Plan for the Hourly Paid Employees at Attapulgus, Georgia of our report dated June 23, 2003, with respect to the financial statements and schedules of the Savings Plan for the Hourly Paid Employees at Attapulgus, Georgia included in this Annual Report (Form
11-K) for the year ended December 31, 2002.





                                   /s/ ERNST & YOUNG L.L.P.






MetroPark, New Jersey
June 23, 2003

                                   Signature
                                   ---------

                                   Form 11-K

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                             at Attapulgus, Georgia



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 23rd day of June, 2003.









                                        /s/ John C. Hess
                                            -------------
                                        By: John C. Hess
                                            Secretary to the Committee and
                                            Vice President of Human Resources

                                                                      Exhibit 99


                   Certification Accompanying Periodic Report
           Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
                            (18 U.S.C. Section 1350)




     The undersigned, Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation, and Michael A. Sperduto, Vice President and Chief Financial Officer of Engelhard Corporation, (Engelhard Corporation is the administrator of the Engelhard Corporation Savings Plan for Hourly Paid Employees at Attapulgus, Georgia) each hereby certifies that the Annual Report of the Plan on Form 11-K for the year ended December 31, 2002 (the "Report") (1) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.









Date:    June 23, 2003                                 /s/ Barry W. Perry
       -----------------                             ----------------------
                                                       Barry W. Perry
                                                       Chairman and Chief
                                                       Executive Officer







Date:    June 23, 2003                                 /s/ Michael A. Sperduto
       -----------------                             --------------------------
                                                       Michael A. Sperduto
                                                       Vice President and Chief
                                                       Financial Officer




This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 or any other provision of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.